Advanced Series Trust
Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

May 15, 2012

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attn: Michelle Roberts

Re:   Definitive Proxy Statement of
AST Horizon Growth Asset Allocation Portfolio of Advanced Series Trust

(Securities Act File No. 33-24962 and Investment Company Act File No. 811-5186)

Ladies and Gentlemen:

On behalf of Advanced Series Trust (the Registrant or the Trust), pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, transmitted herewith for filing with the Securities and Exchange Commission (the Commission) is the Registrant’s definitive proxy statement (the Proxy Statement).  The Proxy Statement is being filed in connection with a proposed increase in the investment management fee rate for the above-referenced portfolio (the Portfolio).  The investment management fee rate increase is being proposed in order to enable the Trust’s investment managers to: (i) terminate Horizon Investments, LLC as the sole subadviser for the Portfolio; (ii) retain J.P. Morgan Investment Management Inc. (J.P. Morgan or the New Subadviser) as the sole subadviser for the Portfolio; and (iii) have the New Subadviser implement a new investment strategy for the Portfolio. Specifically, if the increased investment management fee rate is approved by the Portfolio’s shareholders, the revised fee schedule will become effective upon the addition of J.P. Morgan as subadviser to the Portfolio. This addition is expected to occur on or about Monday, August 20, 2012.  In turn, once J.P. Morgan becomes subadviser to the Portfolio, it is expected that: (i) J.P. Morgan will commence implementation of its new investment strategy for the Portfolio; (ii) the name of the Portfolio will be changed from the AST Horizon Growth Asset Allocation Portfolio to the AST J.P. Morgan Global Thematic Portfolio; and (iii) certain changes to the Portfolio’s investment objective, non-fundamental investment policies, and blended performance benchmark will become effective.  Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Proxy Statement.  The Portfolio Repositioning is described in greater detail in the Proxy Statement.

This filing is intended to respond to telephonic comments received from Michelle Roberts of the Commission Staff with respect to the Registrant’s preliminary proxy statement that was filed with the Commission on May 2, 2012 (the Preliminary Proxy Statement) and to make certain non-material changes.  The Proxy Statement has been tagged to indicate changes from the Preliminary Proxy Statement.  The Commission Staff’s comments, and our responses thereto, are set out below.

1.                                       Comment:   Please confirm supplementally that all bracketed information will be confirmed in the Proxy Statement and that all required information that was omitted from the Preliminary Proxy Statement will be included in the Proxy Statement.

Response:  All brackets have been removed from the Proxy Statement.  All required information that was omitted from the Preliminary Proxy Statement has been included in the Proxy Statement.

2.                                       Comment:  To the extent the Registrant intends to “household” the distribution of the Proxy Statement, please confirm supplementally that the Registrant intends to comply with Item 23 of the proxy rules.

Response:  The Registrant hereby confirms that it intends to comply with Item 23 of the proxy rules in connection with the distribution of the Proxy Statement.

3.                                       Comment:  On pages 3-4, the chart indicating the division of Horizon Portfolio assets among the various Underlying Trust Portfolios and Underlying ETFs presents some negative percentages.  Is this accurate?  If not, please revise; if so, please explain.

Response: The chart has been revised to show the correct figures with respect to the division of Horizon Portfolio assets.

4.                                       Comment:  In the first sentence of the third paragraph on page 5, there is disclosure with respect to the Repositioned Portfolio that states that it “would continue to operate substantially in accordance with the overall asset allocation parameters outlined above (i.e., normally 65% equity exposure but may range from 55-75% and 35% debt-money market exposure but may range from 25-45%).”  However, the parameters outlined in the allocation guidelines on page 3 state that equity exposure may range from 60-80% and fixed income exposure may range from 20-40%.  Please reconcile that disclosure with the parenthetical on page 5.

Response:  The sentence has been revised to read as follows: “In terms of investment strategy, the Repositioned Portfolio would remain a global asset allocation vehicle, but asset allocation parameters would be modified to provide slightly more equity exposure under normal circumstances than for the Horizon Portfolio (i.e., under normal circumstances the Repositioned Portfolio will have approximately 65% equity exposure, which may range from 55-75%, and 35% debt-money market exposure, which may range from 25-45%).”

5.                                       Comment:  On page 6, please delete the second to last sentence in the second paragraph, as it is confusing.  However, if it is true, please explain supplementally why an insurance company would not attend the meeting and fulfill its proportional voting obligation.

Response:  The sentence has been deleted as requested.  As of the Record Date, the large majority of Portfolio shares were held in separate accounts of insurance companies affiliated with the Manager, Prudential Annuities Life Assurance Corporation, The Prudential Insurance Company of America, Pruco Life Insurance Company, and Pruco Life Insurance Company of New Jersey (collectively, Prudential).  Portfolio shares were also held as of the Record Date by Allstate Life Insurance Company and Allstate Life Insurance Company of New York (collectively, Allstate).  The proxy statements will be mailed to Prudential and Allstate contract owners, and Prudential and Allstate will submit votes.

6.                                       Comment:  At the bottom of page 7, please revise the chart in order to make it less confusing.  Please present information related to investment management fees alongside one another and then present the subadvisory fee-related information.

Response:  The chart has been revised as requested.

7.                                       Comment:  One page 9, in the third and fourth sentences of footnote “**” to the subadvisory fee rate table, please delete the word “estimated” before “gross effective subadvisory fee rate” or explain supplementally why the term “estimated” is used.  This is a global comment.

Response:  The word “estimated” is used because the Portfolio itself does not pay the management fees or subadvisory fees of the Underlying Trust Portfolios.  Instead, those fees are paid by the Underlying Trust Portfolios, and the Portfolio only bears those fees indirectly.  Since they are not paid by the Portfolio and the fees borne indirectly vary based on the percentage investments in the Underlying Trust Portfolios, which may vary day to day, an estimate is being used to give the contract owners an understanding of the estimated fees they bear indirectly in a fund-of-funds structure.

8.                                       Comment:  On page 10, the last sentence of footnote “*” to the Annual Fund Operating Expenses Table for AST Horizon Growth Asset Allocation Portfolio states that “Such amount does not reflect application of the voluntary investment management fee waiver in effect as of the date hereof with respect to the Horizon Portfolio.”  The referenced amount of 0.89% is meant to represent the gross effective investment management fee rate; consequently, please also disclose what the fee rate would be if the voluntary investment management fee waiver were reflected.

Response:  The requested disclosure has been added and the gross effective investment management fee rate not reflecting application of the voluntary investment management fee waiver of 0.07% has been revised to correct a previous error in reporting gross versus net.

9.                                       Comment:  On page 10, in the first sentence of footnote “***” to the Annual Fund Operating Expenses Table for AST Horizon Growth Asset Allocation Portfolio, please insert the word “invests” before “at least 90% of its assets.”

Response:  The sentence has been revised as requested.

10.                                 Comment:  In both footnotes to the chart on page 12, please delete the term “estimated” with respect to investment management fees and subadvisory fees when presenting figures for the Horizon Portfolio (as the line item states that these fees are “actual”), or explain supplementally why it is inappropriate to do so.

Response:  We have retained the word “estimated” for the reasons set forth in response to Comment 7 above.

11.                                 Comment:  On page 14, consider briefly explaining what is meant by “minimum exposure,” “neutral exposure,” and “maximum exposure.”

Response: We have revised the introduction to the chart to read as follows: “More specific information regarding the Repositioned Portfolio’s minimum, neutral, and maximum exposures to various asset classes under normal circumstances is set forth below.  The neutral exposure is the target allocation when the New Subadviser has a neutral view of the relative value among the asset classes.  The minimum and maximum exposures show the range of allocations among the asset classes during normal circumstances.”

12.                                 Comment:  On page 14, with respect to the asset class table, please add disclosure explaining why the numbers in the minimum and maximum exposure columns for the equity and fixed income segments do not add up to the numbers that appear in the minimum and maximum exposure columns for “Total Equities” and “Total Fixed Income.”

Response: We have added the following to each of the four footnotes: “This [minimum/maximum] represents a separate guideline, not an addition of the guidelines for each [equity/fixed income] segment.”

13.                                 Comment:  On page 14, it is not clear how the sub-asset class table fits with the asset class table.  Please include disclosure that would make the relationship between the two tables clearer.

Response: We have revised the table to refer to “categories” rather than “sub-asset classes” to reflect that each may include both equity and fixed income.  We have revised the introduction to the table to read as follows: “In addition to the equity and fixed income exposures set forth in the chart above, the Repositioned Portfolio will be managed under normal circumstances to provide the following minimum, neutral, and maximum exposures to particular categories in the chart below.  The percentages include both equity and fixed income.”

14.                                 Comment:  On page 21, in the first bullet point, please reconcile the disclosure regarding the voluntary fee waiver with the disclosure on page 10.

Response:  The disclosure on page 10 has been revised as reflected in the response to Comment 8, which resolves the discrepancy between that disclosure and the disclosure on page 21.

15.                                 Comment:  On page 21, in the second bullet point, please reflect the impact of the voluntary investment management fee waiver to give contract owners a more accurate basis for comparison.

Response: The first bullet point on page 21 reflects the impact of the voluntary investment management fee waiver.  The second bullet point is intended to provide contract owners with an additional basis for comparison by illustrating what the difference in the two funds’ gross investment management fee rates would be in the event that the Manager determined not to continue the current voluntary waiver of its investment management fee for the Horizon Portfolio.

* * * * *

Should you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Commission Staff’s review, please contact me at 973-367-5401.  Thank you for your assistance in this matter.

Respectfully submitted,

/s/ Amanda S. Ryan

Amanda S. Ryan